Free Writing Prospectus dated August 15, 2019

Relating to Preliminary Prospectus Supplement dated August 15, 2019

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-231964

Advancing the Next Palladium and Platinum Mine August 15, 2019

Free Writing Prospectus Platinum Group Metals 1 Platinum Group Metals Ltd. (the “Company” or “PTM”) has filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering (the “Offering”) to which this communication relates. Before you invest, you should read the prospectus in that registration statement; the prospectus supplement; the documents incorporated by reference therein and other documents the Company has filed with the SEC for more complete information on the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-414-3627. Neither the registration statement nor the prospectus qualify in any of the provinces or territories of Canada the distribution of the securities in the Offering. No common shares being offered pursuant to the registration statement, the prospectus or the prospectus supplement may be offered or sold, directly or indirectly, in Canada or to any resident of Canada.

Disclosure Technical and Scientific Information This presentation has been prepared by the Company. Information included in this presentation regarding the Company’s mineral properties has been compiled by R. Michael Jones, P.Eng, the President and Chief Executive Officer of the Company, and a non-independent Qualified Person for purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), based on independent technical reports, and other information filed by the Company with the Canadian securities regulators and the SEC. R. Michael Jones, the QP who has compiled the technical info for the presentation, has approved the written disclosure regarding technical and scientific information in this presentation. For more detailed information regarding the Company and its mineral properties, you should refer to the Company’s independent technical reports and other filings with the Canadian securities regulators and the SEC, which are available at www.sedar.com and www.sec.gov, respectively. Scientific and technical information contained herein is derived from the Company’s technical reports. Information contained herein related to the Waterberg Project Resource Update can be found in the technical report titled “Technical Report on the Mineral Resource Update for the Waterberg Project Located in the Bushveld Igneous Complex, South Africa” dated October 22, 2018 (the “Waterberg Report”) available on www.sedar.com and www.sec.gov. Reference is made to the Waterberg Report for more detailed information with respect to the Waterberg Project, including details of quality and grade of each mineral resource estimate, details of the key assumptions, methods and parameters used in the mineral resource estimates and a general discussion of the extent to which the mineral resource estimates and the other estimates and projections included in the reports may be materially affected by any known environmental, permitting, legal, taxation, socio-political, marketing, or other relevant issues. Cautionary Note to United States Investors Estimates of mineralization and other technical information included or referenced in this presentation have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash-flow analysis to designate reserves and the primary environmental analysis or the report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under current SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves; "inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by current SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this presentation containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the current reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder. Platinum Group Metals 2

Forward Looking Statements This presentation contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this presentation include, without limitation, statements regarding future demand for metals and other products; the potential exercise of Implats’ earn in with respect to the Waterberg Project and the Company’s future ownership interest in the Waterberg Project; potential settlement or restructure of the Company’s secured debts; potential sales of assets, debt or equity; the Company’s ability to obtain further funding; corporate and asset level strategic alternatives; the potential economics of the Waterberg Project, if developed; the Waterberg Project’s concentrate being amenable to existing smelters; the completion of the definitive feasibility study for the Waterberg Project by calendar Q3 2019; the Company’s plans and estimates regarding development, construction, production, and other activities and developments; the completion of the private placement with Liberty Mining & Minerals Holdings, LLC (“LMM”), public offering and new Sprott lending facility; and the use of proceeds thereof, including without limitation, the settlement of the LMM debt in full. Statements of mineral resources and mineral reserves also constitute forward looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this presentation are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including risks related to indebtedness; risks related to the concurrent completion of debt-for-equity conversion, shareholder private placement, public offering and new Sprott lending facility; the nature of the Implats Transaction agreements; the Company’s capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions and settlement or restructure of debt; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities and to effect the Implats Transaction; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; risks related to contractor performance and labor disruptions; and other risk factors described in the Company’s Form 20-F annual report, annual information form and other filings with SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company business and potential interest in projects. Platinum Group Metals 3

Overview of Platinum Group Metals Ltd. Research and development using PGMs in a lithium battery. Supported by Anglo Platinum, a large PGM producer. Focused on Lithium Air and Lithium Sulfur Large-scale majority palladium mine development in South Africa. Definitive Feasibility Study (“DFS”) scheduled for completion in calendar Q3 2019. Strategic Investor: Implats – a leading platinum group metal (“PGM”) producer. In Joint Venture with major PGM producers 4 Platinum Group Metals

Platinum Group Metals ShareStructureand CapitalMarkets As o f August 14, 2019 PLG:NYSE American; PTM:TSX USD $1.32 Stock Symbol Share Price 52 week h igh/low Issued and Outstanding W a rrants ($1.70/Nov . 15, 2019) Options Restricted Share Units Fully Diluted USD $2.17 / $0.91 34,933,072 12,205,716 1,554,000 223,443 48,916,231 Market Capitalization USD $46M PLG: NYSE AMERICAN | PTM: TSX Debt • $43M USD Secured Debt (Liberty Metals) Maturing October 31, 2019 • $20M USD 6 7/8% Convertible Senior Subordinated Notes, Maturing June 30, 2022 Major Shareholders • Hosken Consolidated Investments Ltd. (HCI:JSE) • Franklin Resources, Inc./Franklin Advisors, Inc. • Liberty Metals & Mining Holdings, LLC. 5

A large-scale palladium and platinum mine development in South Africa Waterberg Development

Bushveld Complex South Africa South Africa produced 73% of platinum and 36% of palladium in 2018.* Bushveld Complex SOUTH AFRICA *Source: Johnson Matthey, PGM Market Report, May 2019 Waterberg Development 7 The Waterberg Project is located in the Northern Limb of the Bushveld Complex.

Waterberg Development

Why **Waterberg**

Measured and Indicated Resource: 26.34 M ounces
Palladium, Platinum, Gold and Rhodium, (4E)*

Thick

Amenable to **bulk mechanized mining** - higher skilled and educated work force.

Unique

Metal balance is **majority palladium** – strong gold credit.

Shallow

Deposit starts 140m from surface - allows for potential multi decline ramp access - **lower capital costs** compared to deep vertical shafts

Desirable

Desirable low chrome **concentrate** with base metal content amenable to existing smelters.


40m
Waterberg Deposit
13 story stopes
1.85m
1.2m
Merensky Reef
Conventional
Thickness

*100% Waterberg Project. See Waterberg Report and appendix for details.

PLATINUM GROUP METALS
PLG: NYSE AMERICAN | PTM: TSX
8

Waterberg Development

Waterberg Project
Strategic Investors

The Waterberg Project is supported by a group of Strategic Investors

IMPLATS Distinctly Platinum	Impala Platinum Holdings Limited ("Implats") is a leading producer of PGMs with a fully integrated operation including smelting, refining and marketing. Implats owns a 15% interest in the Waterberg project and an option to increase its ownership to 50.01%.
JOGMEC / HK HANWA CO., LTD.	Japan Oil, Gas and Metals National Corporation ("JOGMEC") owns a 12.195% interest in the Waterberg Project. Hanwa Co. ("Hanwa"), a diversified Japanese trading company, has acquired 9.755%% of JOGMEC's interest and metal marketing rights.
HCI Hosken	Hosken Consolidated Investments ("HCI") is a South African black empowered holding company listed on the JSE. HCI owns 22.60% of Platinum Group Metals Ltd. as of August XX, 2019.

9

Waterberg Development

Current Ownership Structure

Implats purchased a 15% interest in Waterberg for $30M USD in 2017

- Implats purchased a 15% interest in operating company Waterberg JV Resources Pty Ltd. for $30M USD.
- PTM sold 8.6% interest to Implats for US$17.2M and retains a 37.05% direct interest.
- JOGMEC sold 6.4% interest to Implats for US$12.8M and currently holds a 12.95% interest.
- BEE Partner Mnombo Wethu Consultants (Pty) Ltd. ("Mnombo") maintains 26% interest. PTM maintains 49.90% interest in Mnombo resulting in an aggregate 50.02% interest.*
- Hanwa acquired a 9.755% interest from JOGMEC including all metal marketing rights in March 2019.
- Implats holds an option for a US $166M Acquisition and Development Commitment and right of first refusal for concentrate offtake.


100%
WATERBERG JV
RESOURCES PTY LTD.
IMPLATS
Distinctly Platinum
15.00%
HK
9.755%
JOGMEC
12.195%
PLATINUM
GROUP
METALS
50.02%*
(BEE Partner Mnombo)

* As a result of Platinum Group's 49.9% ownership interest in Mnombo, the Company has an effective interest in the Waterberg JV of 50.02%.

Waterberg Development

Ownership Structure Post Implats Option

Upon DFS completion, Implats can increase its stake in the Waterberg Project to 50.01% for $166M USD

- Upon completion of DFS Implats has an option, exercisable for 90 days, to increase ownership to 50.01% with a firm funded Acquisition and Development Commitment.
- Implats may purchase an additional 12.195% from JOGMEC for US$34.8M.
- Implats may acquire an additional 22.815% (4.755% from JOGMEC and 18.06% from PTM) by spending US$130M on project development.
- BEE Partner Mnombo would maintain a 26% interest. PTM holds a 49.90% interest in Mnombo, which would result in PTM having an aggregate 31.96% interest in the Waterberg Project.*
- Broad Based Empowerment planned for fair value at completion of Development Commitment.
- Implats to confirm specific terms of project financing upon completion of Development Commitment.


100%
WATERBERG JV
RESOURCES PTY LTD.
PLATINUM GROUP METALS
31.96%*
IMPLATS
Distinctly Platinum
50.01%
(BEE Partner Mnombo)
HK
5%

*As a result of Platinum Group's 49.9% ownership interest in Mnombo the Company would have an effective interest in the Waterberg JV of 31.96%

Multiple defined initial mining areas: thick and shallow Scale With Growth Potential North Boundary F Zone 8km See Press Release – October 25, 2018. See appendix for details. South Boundary F Zone Central Super F Zone T Zone and South F Zone 12 Waterberg Development

Waterberg Development

Resource Update

October 2018

Pt | Pd | Au | Rh

Measured Resources

6.26M ounces (4E) – 57M tonnes (3.40 g/t 4E)


3.95M
1.83M
399K
9K

Indicated Resources

20.08M ounces (4E) – 185M tonnes (3.37 g/t 4E)


12.66M
5.86M
1.28M
287K

Inferred Resources

7.01M ounces (4E) – 67M tonnes (3.26 g/t 4E)


4.42M
2.04M
446K
100K

100% Waterberg Project. See Waterberg Report.

PLATINUM GROUP METALS
PLG: NYSE AMERICAN | PTM: TSX
13

Definitive Feasibility Study Implats and Platinum Group Metals as the Operator have agreed to the DFS Scope. Completion target for the DFS is calendar Q3 2019. The DFS will be completed in accordance with both SAMREC (South Africa) and NI 43-101 (Canada) standards. Stantec Consulting International LLC and DRA Projects SA (Proprietary) Limited have been selected as the lead independent project engineers. The mining right application has been filed and accepted for processing by South Africa Dept. of Mineral Resources. (October 2018) 14 Waterberg Development A joint owner's team has been selected for the DFS with PTM as Operator being directed by a Technical Committee comprised of all partners.

Waterberg Development


North Portal
Central Portal
South Portal
GOEDETROUW
366LR

Preliminary Mine Design

2019 DFS – three portal complexes.

- Three portal complexes:
  1. South Portal: T Zone & F Zone South
  2. Central Portal: F Zone Central
  3. North Portal: F Zone North & F Zone Boundary
- Boxcut and portal design is supported by geotech data from recent drilling.
- Primary access at each complex with main service and conveyor declines.

15

Preliminary Mine Design 2019 DFS – Water and Power Agreement with local Capricorn Municipality to develop water supply management plan. Jointly develop water supply and infrastructure capacity for community and mine usage. Boreholes indicate widespread water resources. Eskom has progressed power connection planning for 70 km, 137MVA line with two options considered. Detailed permitting, engineering and servitudes in progress with capital costs updated in DFS. 16 Waterberg Development

Lion Battery Technologies Research on PGMs in Lithium Batteries

Changing the EV Threat to an Opportunity PGMs are proven catalysts that play an important role in chemical reactions. FIU discovered and filed a patent on using PGMs in a particular way in a battery. Lion Battery Technologies has an option to license exclusively certain of FIU’s intellectual property The research is in its early stages and may have application for Lithium Air and Lithium Sulphur Batteries The global automotive industry accounts for approximately 86% + of Palladium demand and approximately 37%+ of Platinum demand. Lion Battery Technologies will explore a role for PGMs in other batteries. Lion Battery Technologies Market Development Opportunity PGMs in Lithium Batteries 18

Research on PGMs in Lithium Batteries Scientific research following a patent-pending innovation using PGMs in a lithium battery Anglo Platinum, a large PGM company, and Platinum Group Metals Ltd. have jointly founded Lion Battery Technologies Inc., to research the use of PGMs in a lithium battery. Lion Battery Technologies Inc. is supported by Anglo Platinum and Platinum Group Metals Ltd. for up to US $4M with exclusive rights to all technology developed. A partnership has been signed to support dedicated research at Florida International University Lion Battery Technologies 19

Debt Restructuring

Platinum Group Metals Financial Restructuring A Three Step Transaction Combination of concurrent debt to equity conversion + new facility + private and public equity placements Sprott Facility LMM Private Placement Shareholder Private Placement Public Offering Total Sources: $20M USD $10M USD • Sprott Facility $20M USD; $20M USD advance against remaining LMM debt Debt $9.2M USD • LMM private placement for $10M USD • Placement with existing shareholder • Paid towards remaining LMM debt $10.4M USD $49.6 USD Private Placement LMM Debt Reduction Working Capital Transaction Costs Total Uses: $43M USD $7.4M USD $.5M USD $50.9M USD • Registered offering via F-3 base shelf prospectus • Settles remaining LMM debt and provides working capital injection for future growth Public Offering PLG: NYSE AMERICAN | PTM: TSX 21

Platinum Group Metals

Financial Restructuring

Restructure of Legacy Debt and Injection of Growth Capital

- **Current Liberty Metals and Mining (LMM) Debt**

  Existing debt of $43M USD is a remnant of the Maseve Project and has been systematically reduced over time.

  Remaining balance of the LMM Debt to be paid out via a new Sprott Facility ($20M), a private placement with LMM ($10M), a private placement with existing shareholder and a public offering.

- **Proposed Sprott Lending Credit Facility**

  Sprott has legacy knowledge and understanding of the Waterberg asset and PTM's corporate structure based on a previous lending relationship.

  Sprott Lending has agreed to a $20M USD credit facility maturing in August 2021, with a one-year extension option, which will be drawn to reduce LMM debt.

- **Private Placement With Existing Shareholder**

  Private placement with existing shareholder will pay down remaining LMM debt.

- **Registered Public Offering**

  A registered equity offering under an Form F-3 will provide funds to settle remaining LMM debt entirely (after giving effect to the Sprott advance and proceeds from the LMM and shareholder private placements) and provide general working capital.

22

PLATINUM GROUP METALS PLG: NYSE AMERICAN | PTM: TSX

Sprott Lending Credit Facility – Key Terms 23 Sprott Lending Credit Facility Facility Amount: $20M USD Use of Proceeds: Repayment of amounts owing to LMM Term/Maturity Date: 24 Months - August 2021 Extension Option: Additional 12 Months for such number of common shares equal to 3% of the Outstanding Principal of the Credit Facility priced at the closing price of the Company’s common shares on the day that is two days prior to the Maturity Date, or cash Amortization: Balance due on maturity date Conditions: Minimum $10M USD equity raise Interest Rate: 11% per annum, payable monthly Security: Senior Secured, First Ranking Obligation on the issued shares of PTM RSA and Waterberg JV Resources that the Company or PTM RSA hold and all of the Company’s present and after-acquired personal property Fees: $1M USD in common shares at equity offering price Platinum Group Metals

Hosken Consolidated – Increasing Investment Over Time 24 Platinum Group is Supported by Cornerstone Shareholder Hosken Consolidated Investments (HCI) Platinum Group Metals 14% 22.6%% 29.9%

Appendix Waterberg Resource Update October 2018

Waterberg Aggregate Total 2.5 g/t Cut-off September 2018 100% Project Basis Mineral Resource Category Cut-off Tonnage Grade Metal 4E Pt Pd Rh Au 4E Cu Ni 4E g/t t g/t g/t g/t g/t g/t % % kg Moz Measured 2.5 57 170 674 0.96 2.19 0.05 0.20 3.40 0.091 0.196 194 809 6.263 Indicated 2.5 185 314 816 0.99 2.11 0.05 0.22 3.37 0.100 0.177 624 498 20.078 M+I 2.5 242 485 490 0.98 2.13 0.05 0.22 3.38 0.098 0.181 819 307 26.342 Inferred 2.5 66 666 549 0.96 1.92 0.04 0.34 3.26 0.108 0.146 217 968 7.008 Waterberg Aggregate Total 2.0 g/t Cut-off September 2018 100% Project Basis Mineral Resource Category Cut-off Tonnage Grade Metal 4E Pt Pd Rh Au 4E Cu Ni 4E g/t t g/t g/t g/t g/t g/t % % kg Moz Measured 2.0 78 773 368 0.83 2.00 0.05 0.18 3.06 0.083 0.186 240 734 7.740 Indicated 2.0 296 269 985 0.83 1.86 0.04 0.19 2.92 0.082 0.174 866 393 27.855 M+I 2.0 375 043 353 0.86 1.87 0.04 0.18 2.95 0.083 0.176 1 107 127 35.595 Inferred 2.0 146 564 922 0.78 1.66 0.04 0.21 2.69 0.079 0.146 394 830 12.694 Resources Total Mineral Resource Estimate 2.5 g/t and 2.0 g/t Cut-Offs *100% Waterberg Project – See Waterberg Report www.sedar.com 26

T-Zone and F-Zone Mineral Resource Estimate 2.5 g/t Cut-Off *100% Waterberg Project – See Waterberg Report www.sedar.com T-Zone 2.5 g/t Cut-off September 2018 100% Project Basis Mineral Resource Category Cut-off Tonnage Grade Metal 4E Pt Pd Rh Au 4E Cu Ni 4E g/t t g/t g/t g/t g/t g/t % % kg Moz Measured 2.5 3 098 074 1.19 2.09 0.05 0.90 4.23 0.160 0.090 13 105 0.421 Indicated 2.5 18 419 181 1.34 2.31 0.03 0.87 4.55 0.197 0.095 83 807 2.694 M+I 2.5 21 517 255 1.32 2.28 0.03 0.88 4.51 0.192 0.094 96 912 3.116 Inferred 2.5 21 829 698 1.15 1.92 0.03 0.76 3.86 0.198 0.098 84 263 2.709 F-Zone 2.5 g/t Cut-off September 2018 100% Project Basis Mineral Resource Category Cut-off Tonnage Grade Metal 4E Pt Pd Rh Au 4E Cu Ni 4E g/t t g/t g/t g/t g/t g/t % % kg Moz Measured 2.5 54 072 600 0.95 2.20 0.05 0.16 3.36 0.087 0.202 181 704 5.842 Indicated 2.5 166 895 635 0.95 2.09 0.05 0.15 3.24 0.090 0.186 540 691 17.384 M+I 2.5 220 968 235 0.95 2.12 0.05 0.15 3.27 0.089 0.190 722 395 23.226 Inferred 2.5 44 836 851 0.87 1.92 0.05 0.14 2.98 0.064 0.169 133 705 4.299 Resources 27

T-Zone 2.0 g/t Cut-off September 2018 100% Project Basis Mineral Resource Category Cut-off Tonnage Grade Metal 4E Pt Pd Rh Au 4E Cu Ni 4E g/t t g/t g/t g/t g/t g/t % % kg Moz Measured 2.0 3 440 855 1.13 1.97 0.04 0.90 4.04 0.160 0.080 13 901 0.447 Indicated 2.0 22 997 505 1.22 2.06 0.03 0.79 4.10 0.186 0.090 94 290 3.031 M+I 2.0 26 438 360 1.21 2.05 0.03 0.80 4.09 0.183 0.089 108 191 3.478 Inferred 2.0 25 029 695 1.17 1.84 0.03 0.60 3.64 0.137 0.069 91 108 2.929 F-Zone 2.0 g/t Cut-off September 2018 100% Project Basis Mineral Resource Category Cut-off Tonnage Grade Metal 4E Pt Pd Rh Au 4E Cu Ni 4E g/t t g/t g/t g/t g/t g/t % % kg Moz Measured 2.0 75 332 513 0.82 2.00 0.05 0.14 3.01 0.079 0.191 226 833 7.293 Indicated 2.0 273 272 480 0.80 1.85 0.04 0.14 2.83 0.073 0.181 772 103 24.824 M+I 2.0 348 604 993 0.83 1.86 0.04 0.14 2.87 0.075 0.183 998 936 32.117 Inferred 2.0 121 535 227 0.70 1.62 0.04 0.13 2.50 0.067 0.162 303 722 9.765 T-Zone and F-Zone Mineral Resource Estimate 2.0 g/t Cut-Off *100% Waterberg Project – See Waterberg Report www.sedar.com Resources 28

Prill Splits

Prill Splits on Measured & Indicated Resources at 2.5 g/t Cut-Off					Grade	
Zone	Pt	Pd	Au	Rh	Cu	Ni
	%	%	%	%	%	%
T-Zone	29.3	50.5	19.5	0.7	0.192	0.094
F-Zone	29.1	64.8	4.6	1.5	0.089	0.190
TOTAL	29.2	63.0	6.4	1.4	0.098	0.181

**100% Waterberg Project. See Waterberg Report www.sedar.com*

4E = Platinum Group Elements (Pt+Pd+Rh+Au). The cut-offs for Mineral Resources have been established by a qualified person after a review of potential operating costs and other factors. The Mineral Resources stated above are shown on a 100% basis, that is, for the Waterberg Project as a whole entity. Conversion Factor used – kg to oz = 32.15076. Numbers may not add due to rounding. Mineral Resources do not have demonstrated economic viability but there must be a reasonable expectation for eventual economic extraction. A 5% and 7% geological loss has been applied to the Measured, Indicated and Inferred categories respectively. Effective Date September 27, 2018. The upper and lower bound metal prices used in the determination of cut-off grade for resources estimated are as follows: US$983/oz-US$953/oz Pt, US$993/oz-US$750/oz Pd, US$1 325/oz-US$1 231/oz Au, US$1 923US/oz-US$972/oz Rh, US$6.08/lb-US$4.77/lb Ni, US$3.08/lb-US$2.54/lb Cu, US$/ZAR15-US$/ZAR12.These metal prices are based on the estimated 3 year trailing average prices and the spot prices at the time of commencement of the Mineral Resource estimate modelling.

Total aggregate 2.5 g/t 4E cut-off grade Mineral Resources at Waterberg on a 100% project basis have increased slightly since those reported in October 2016.

1. The Mineral Resources are classified in accordance with the SAMREC 2016 standards. There are certain differences with the "CIM Standards on Mineral Resources and Mineral Reserves"; however, in this case the QP believes the differences are not material and the standards may be considered the same, but SAMREC 2016 stipulates different disclosure requirements. A separate SAMREC compliant Mineral Resource statement has been prepared and signed-off by the competent person (Mr. Charles J Muller). Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability but there are reasonable prospects for eventual economic extraction. Inferred Mineral Resources have a high degree of uncertainty.

2. A cut-off grade of 2.0 g/t and 2.5 g/t 4E for both the T and the F-Zones is applied to the selected mineral resources.

3. Cut off for the T and the F-Zones considered costs, smelter discounts, concentrator recoveries from previous engineering work completed on the property by the Company. The Mineral Resource model was cut-off at an arbitrary depth of 1,250 meters, although intercepts of the deposit do occur below this depth.

4. Mineral Resources were completed by Mr. CJ Muller of CJM Consulting.

5. Mineral Resources were estimated using kriging methods for geological domains created in Datamine from 437 original holes and 585 deflections. A process of geological modelling and creation of grade shells using indicating kriging was completed in the estimation process.

6. The estimation of Mineral Resources has taken into account environmental, permitting and legal, title, and taxation, socio-economic, marketing and political factors.

7. The Mineral Resources may be materially affected by metals prices, exchange rates, labor costs, electricity supply issues or many other factors detailed in the Company's Form 20-F annual report.

8. The data that formed the basis of the estimate are the drill holes drilled by Platinum Group, which consist of geological logs, the drill hole collars surveys, the downhole surveys and the assay data. The area where each layer was present was delineated after examination of the intersections in the various drill holes.

9. There is no guarantee that all or any part of the Mineral Resource will be upgraded and converted to a Mineral Reserve. Mineral Resources do not have demonstrated economic viability but there are reasonable prospects for eventual economic extraction.

29

Thank you 1100-838 – Melville Street Vancouver, BC V6E 4A6 platinumgroupmetals.net 604-899-5450 info@platinumgroupmetals.net